

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3720</u>

August 14, 2007

Patrick L. Donnelly
Executive Vice President, General Counsel & Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

RE: **Sirius Satellite Radio Inc.**
Registration Statement on Form S-4
Filed July 25, 20067
File No. 333-134098

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2007
File No. 000-27441

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 2

Questions and Answers about the Meeting, page iv

1.   Revise your second Q&A to reflect the issuance of the preferred stock in the
        merger.

Opinions of Financial Advisor, page 3

2.   We note the references on pages 3 and 33 to a $7.5 million "incentive fee"
        payable to Morgan Stanley at the "sole discretion" of the Sirius Board. Please
        expand your discussion on page 33 to clarify the purpose of "incentivizing" your
        independent financial advisor, and what factors will be considered by the board in
        determining whether the fee shall be awarded. Please provide a copy of the
        Morgan Stanley engagement letter.

Termination of the Merger Agreement, page 7

3.   We note your listing of certain circumstances upon which either party may
        terminate the merger. Please clarify all specific circumstances when the
        terminating party would be required to pay a termination fee to the other.

Regulatory Matters, page 5

4.   We note the statement that FCC approval may not be obtained before your
        stockholders vote on the merger. Please indicate your expectation as to whether
        anti-trust approval will be obtained prior to the shareholder meetings.

5.   We note that both companies are obligated to satisfy any conditions or divestiture
        requirements imposed on them "unless the conditions or divestitures would
        reasonably be expected to have a material adverse effect on the combined
        company after completion of the merger" in connection with anti-trust approval.
        Clarify whether either party has the right to terminate the agreement based upon
        this condition and, if so, whether a termination fee must be paid.

Selected Historical Financial Data of Sirius, page 9

6.   We refer to your long term, net of current portion as of March 31, 2007. Such
        amount does not appear to reconcile to the amount presented on page 6 under the
        "Debt Restructuring" header. Please advise or revise.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 3

Comparative Per Share Data (Unaudited), page 12

7.   Please present the XM pro forma equivalent information. We note your
        disclosure referencing this information in the first paragraph.

Risk Factors, page 15

8.   Include a new risk factor discussing the potential conflict of interest involving
        both companies' financial advisors due to a significant portion of their fee being
        tied to the successful completion of the merger and, in the case of Morgan
        Stanley, the discretion of the board.

9.   We note the departure of Mr. Panero as CEO of XM. Please provide a discussion
        of the risks to XM and its shareholders if the merger is not approved but the
        company must still pay Mr. Panero's severance and find a permanent
        replacement.

Reasons for the Merger, page 21

10.   We note the statement that Wall Street equity analysts have published estimates of
        the present value of cost synergies. Please provide the citations for the reports
        you rely on in your filing and provide us with copies of such reports. These
        materials should be appropriately marked, dated, and refer to the page number on
        which they are cited.

11.   Please note that disclosure of financial forecasts prepared by management is
        generally required if the forecasts were provided to third-parties, including a
        financial advisor. Accordingly, please disclose all material projections, internal
        financial statements, and long-term financial plans for 2007 and 2008 that were
        exchanged among Sirius, XM, and their respective financial advisors, or advise us
        why they are not material. Also disclose the bases for and the nature of the
        material assumptions underlying the projections.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 4

XM Board of Directors' Recommendation, page 24

12.   We note the paragraph at the bottom of page 25 indicating that the XM board did not make any determination whether any individual factor "was favorable or unfavorable to its ultimate determination…" However, in the bullet points that precede this statement, several "risks and other potentially negative factors…" that the XM board "identified and considered" are highlighted. Please reconcile.

Interests of Directors and Executive Officers in the Merger, page 41

13.   Quantify the employment agreement and severance benefits to be paid to Mr. Panero. Clarify whether the benefits will be paid if the merger is not consummated.

14.   Confirm through clarifying disclosure that employment agreement or severance benefits are not expected to be paid to any executive officer of either XM or Sirius other than Mr. Panero. If this is not the case, identify the officer, if this information is known to the company and individual involved, and quantify the benefits expected to be paid.

Accounting Treatment, page 45

15.   We understand that after the merger, XM Satellite Radio Holdings, Inc. ("XM") and your shareholders will each own approximately 50% of the combined company. Per page 3, we understand that the board of directors of the combined company will consist of 12 directors. "Mel Karmazin, SIRIUS' Chief Executive Officer, or CEO, and a member of the board of directors, will remain CEO of the combined company and a member of the board of directors. Gary M. Parsons, XM's Chairman, will become chairman of the board of directors of the combined company. Of the remaining 10 directors, XM and SIRIUS will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda)." Accordingly, it appears that the board will be controlled by XM. Please tell us in detail how you considered the factors in paragraph 17 of SFAS 141 in concluding that you are the accounting acquirer.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 5

Material U.S. Federal Income Tax Consequences, page 48

16.   We note that you intend to file tax opinion covering the material federal income tax consequences to investors in an amendment to the registration statement. However, we also note that you indicate on page 5 that tax counsels will be providing their tax opinions at the effective time of the merger (after effectiveness of this registration statement). Please clarify when you expect to file the tax opinions and provide us with a draft of both opinions for our review and possible comment.

Governance Matters, page 59

17.   Clarify what the "certain procedures" involve for selecting a successor for either Mr. Karmazin or Mr. Parsons.

Unaudited Pro Forma Condensed Combined Financial Statements, page 70

18.   Per page 6, we note that you may be required to repurchase a significant portion of XM's outstanding debt and/or you may repurchase this debt. Please discuss this possible debt restructuring and any impact, if any, on your pro forma financial statements.

19.   Please refer to the third paragraph. We note your disclosure that certain valuations have not been performed on tangible and intangible assets and liabilities and therefore, an estimate of fair value of these assets and liabilities has not been reflected in the pro forma financial statements. Based on this disclosure, it appears to us that material changes to the pro forma financial statements may occur. Please provide additional pro forma presentations to give effect to the range of possible results under Rule 11-02(8) of Regulation S-X.

Note 1. Basis of Presentation, page 75

20.   Please tell us why the minority interest will be eliminated. We note the pro forma combined balance sheet does not reflect this elimination.

21.   We note that you are utilizing a third-party independent valuation to value the assets and liabilities acquired. While you are not required to make reference to

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 6

this independent valuation, when you do you should also disclose the name of the expert(s) and include the consent(s) of the expert(s). If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

Note 2. Pro Forma Adjustments, page 76

22.   Please refer to adjustment b. Disclose and tell us why XM's operation expense is not considered a cost of services to you.

23.   Please refer to adjustments c, d, e, g, h, k, n, p, q and r. Revise to separately present the adjustment amount in the pro forma financial statements.

24.   Please refer to adjustment e. Tell us why the amortization is not based on the effective interest method.

25.   Please refer to adjustment k. Disclose the amounts for XM's FCC License, certain long-lived intangible assets, investment in XM Canada and long-term debt. These amounts should be the same amounts reflected in the pro forma financial statements.

Updating

26.   Please update the financial statements and the applicable sections under Rule 3-12 of Regulation S-X.

Sirius' Form 10-Q for the Quarterly Period Ended June 30, 2007
Note 3. Inventory, page 10

27.   Tell us in more detail what you mean by the statement, "[i]ncluded in our finished goods inventory are certain new products not shipped by our distributor to its customers within 90 days of receipt of goods. Such products are subsequently repurchased by our distributor upon receipt of a customer order."

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 7

Item 4. Controls and Procedures, page 39

28.   We note your disclosure that "[t]here have been no *significant* changes in our internal control over financial reporting or in other factors that could materially affect, or is reasonably likely to materially affect, our internal control over financial reporting for the three months ended June 30, 2007." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the quarters ended March 31, 2007 and June 30, 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

XM's Form 10-Q for the Quarterly Period Ended June 30, 2007
Unaudited Condensed Consolidated Statements of Cash Flows, page 8

29.   Please tell us why you are presenting the proceeds from the sale-leaseback transaction. It is our understanding that you entered into this transaction with a consolidated entity.

Note (6). Long-Term Debt, page 19

30.   We note that you utilized third-party independent appraisers to value the sale-leaseback arrangement. While you are not required to make reference to these independent valuations, when you do you should also disclose the name of the experts and include the consents of the experts since the reference is made in a 1933 Act filing (incorporation by reference). If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

Limitation of Personal Liability of Directors and Indemnification, page 86

31.   Please supply the disclosure required by Item 510 of Regulation S-K in this section.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 8

*   *   *   *

Please amend your Proxy/Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

August 14, 2007
Page 9

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary Sellers
         Simpson Thacher & Bartlett LLP
         Via Facsimile: (212) 455-2502

         Thomas Kennedy
         Skadden, Arps, Slate, Meagher & Flom LLP
         Via Facsimile: (917) 777-2526